UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16
OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: November 9, 2017
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Commission File Number: 001-38024
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BeyondSpring Inc.
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BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Richard A. Brand
Name:	Richard A. Brand
Title:	Chief Financial Officer

Date: November 9, 2017

EXHIBIT INDEX

Exhibit 99.1 — Press Release